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                           Filed by Public Service Enterprise Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                                Subject Company:
                                    Public Service Enterprise Group Incorporated
                                                 (Commission File No. 001-09120)




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MANAGER DEAL SUMMARY AND TALKING POINTS

DEAL SUMMARY:

o Exelon and PSEG to merge to create Exelon Electric & Gas

o Combined company to be the nation's largest utility, serving 7 million electric customers and 2 million gas customers in Illinois, New Jersey and Pennsylvania

o We will serve a joint population of some 18 million people across the eastern half of the United States.

o Combined company to have total assets of $79 billion and approximately $27 billion in annual revenues and a generation portfolio of 52,000 megawatts of domestic capacity

o Separate two-year Nuclear Operating Services Contract securing Exelon services for PSEG starting January 2005

o Exelon CEO remains CEO with full responsibility for the oversight of day-to-day operations

o PSEG CEO becomes non-executive Chairman of the Board of the combined entity

o PSEG appoints 6 and Exelon appoints 12 of the initial directors of combined entity

o Unanimously approved by both boards

o Shareholders of each company must approve

o Multiple regulatory approvals/clearances required

o Expected closing in 12-15 months

Strategic Rationale:

o Improved nuclear performance

o It presents an opportunity to combine two very strong companies to create the largest utility in the United States.

o Complementary operations

     o Contiguous service territories

     o Improved T&D efficiency

     o Improved balance in energy portfolio (gas & electric)

o Common regulatory framework

o Improved financial performance driven by significant synergies and enhanced base and scope

o Manageable regulatory approvals

o Bigger opportunities for employees

Employees will be treated fairly:

o Employees will know about changes as soon as possible

o Full performance of union contracts

o Maximum use of retirements and normal attrition to offset job losses

o Severance benefits for affected employees

Elected officials should support the deal:

o Enhanced value for current stockholders and continued financial strength for current bondholders

o No impact on retirees

o Continued major presence in New Jersey

o Continued civic support





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TALKING POINTS:

o PSEG's major objective is to increase the value of our company by ensuring consistent profitability and growth while at the same time maintaining the very high standards of service and reliability we provide our customers.

o Right now, the primary question on your mind may be what effect, if any, the merger might have on you and your job. For the next year, the answer is, "probably not much".

o But whenever two companies come together, they look for savings in certain costs. These reductions will come from both companies and we'll work to minimize the effects on our workforce through careful planning, attrition, retirements and separation plans.

o For represented employees, aside from what may result from our current labor negotiations, little will change. If there are any changes in the future, they will occur as a result of the collective bargaining process.

o All union contracts will be honored.

o For some, the merger will produce opportunities for new jobs, growth and development as part of a much larger organization.

NEXT STEPS:

o As you might imagine, there's a lot that needs to be accomplished during the next year. Seven regulatory agencies as well as each company's shareholders must approve the merger. We expect the merger to close within 12-15 months.

o A transition team made up of employees from both companies will be established to work through all the details.

o During this time, each company will continue to work independently, serving customers in its respective operating territory.

o That's where we need your help. We have to maintain our focus on our day-to-day work, even though there will be a tendency for us to get distracted by all the merger activity and perhaps rumors of staff reductions, cost cutting, etc.

o Frequent communications will be more important than ever. I will do my best to keep you informed about major developments every step of the way. You'll have to help us by letting us know what is on your mind and what information you need.

o At this point, I know you probably have lots of questions about what the merger means to you and the work you do. While we've thought through some of the answers, it will take time to develop others. All of you should have received a copy of the SPECIAL EDITION of PSEG OUTLOOK. It contains a lot of information about the announcement -- including answers to some initial questions. Please take the time to read it.

o Other information sources include the company's website, www.pseg.com and InfoCentral.

o If you have a specific question or comment, you can leave a message on PSEG's employee hotline -- 1 800 218-PSEG (7734). Corporate Communications will compile the most commonly asked questions and communicate the answers to all employees.

o I also encourage you to reach out to me or to your immediate supervisor with any questions you may have. We'll make every effort to get the answers back to you as quickly as possible.




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           LEGEND REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC on December 21, 2004 by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza,. P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon's directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG's directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.